# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eli Lilly and Company, CIK 0000059478
CUSIP: 532457108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Lilly Corporate Center, Indianapolis, Indiana (IN), 46285
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-20-036819
Filed by CIK 0000713676

## Reporting persons
- THE PNC FINANCIAL SERVICES GROUP, INC.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,128,657; shared voting power 50,004,717; sole dispositive power 881,684; shared dispositive power 50,229,518; aggregate amount beneficially owned 51,153,837 (5.39% of the class)

## Item 1. Issuer
Name of issuer: Eli Lilly and Company
Address of issuer's principal executive offices: Lilly Corporate Center, Indianapolis, Indiana 46285

## Item 2. Person Filing
Name of person filing: The PNC Financial Services Group, Inc.
Address of principal business office or, if none, residence: 300 Fifth Avenue, Pittsburgh, PA 15222-2401
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 51,153,837
Percent of class: 5.39
Sole power to vote or to direct the vote: 1,128,657
Shared power to vote or to direct the vote: 50,004,717
Sole power to dispose or to direct the disposition: 881,684
Shared power to dispose or to direct the disposition:
50,229,518

Of the total shares of common stock reported herein, 50,000,000 shares (5.26% of the class) are held in the Eli Lilly and Company Compensation Trust account for which PNC Bank, National Association
(PNC Bank") serves as directed trustee. PNC Bank serves as directed trustee and is deemed to share both voting power and investment discretion with respect to those 50,000,000 shares.
Of the total shares of common stock reported herein, 1,111,517 shares are held in accounts at PNC
Bank in a fiduciary capacity for clients outside of the above-referenced trust.
Of the total shares of common stock reported herein, 25,389 shares are held in accounts at PNC
Delaware Trust Company in a fiduciary capacity for clients outside of the above-referenced trust.
Of the total shares of common stock reported herein, 1,226 shares are held in accounts at PNC
Ohio Trust Company in a fiduciary capacity for clients outside of the above-referenced trust.
Of the total shares of common stock reported herein, 15,705 shares are held in accounts at PNC
Investments LLC in a fiduciary capacity for clients outside of the above-referenced trust.
The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
PNC Bank, as directed trustee, shares the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by the Eli Lilly and Company Compensation Trust account noted in Item 4 above. The beneficiaries of the trust have the right to receive dividends from the common stock in their respective accounts.

PNC Bank is directed trustee on the certain Eli Lilly and Company Compensation Trust account holding at year end 50,000,000 shares of the securities reported herein representing 5.26% of the class.
The PNC Financial Services Group, Inc.'s clients, those with accounts at the PNC subsidiaries noted herein, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
PNC Bank, National Association - BK

PNC Delaware Trust Company - BK

PNC Ohio Trust Company - BK

PNC Investments LLC - BD

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- THE PNC FINANCIAL SERVICES GROUP, INC.: /s/ Gregory H. Kozich, Senior Vice President & Controller (02/07/2025)